AP 12/3

SECU  N

12062950

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2011 AND ENDING October 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Marine Lane
(No. and Street)

St. Louis (City) MO (State) 63146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Hillard 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates, PC
(Name – *if individual, state last, first, middle name*)

9730 East Watson Road (Address) St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert E. Hillard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arlington Securities, Inc., as of October 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert E. Hillard
Signature

President
Title

Susan M Cullen
Notary Public

SUSAN M. CULLEN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: Mar. 15, 2015
COMMISSION #11019951

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

November 21, 2012

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2012, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Brian G. Toennies
Certified Public Accountant

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

Independent Auditor's Report

November 21, 2012

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2012, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2012, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.



Brian G. Toennies & Associates, P.C.

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2012

ASSETS

Cash in Bank	$84,719
Receivable from Brokers and Dealers	16,816
Other Receivables	3,039
Prepaid Expenses	14,975
Deferred Tax Benefit	5,044
Market Value of Investments (See Note 1)	88,612
Total Assets	$213,205

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	21,274
Accrued Compensation and Benefits	78,112
Other Payables and Accrued Expenses	2,732
Total Liabilities	$102,117
Shareholder's Equity	
Capital Stock (See Note 2)	23,850
Retained Earnings	87,237
Total Shareholder's Equity	111,087
Total Liabilities and Shareholder's Equity	$213,205

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2012

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,651,242
Stock and Bond Commissions	10,727
Investment Advisory Fees	9,983
Investment Income (Loss)	9,360
	1,681,312
Expenses:	
Commissions to Independent Contractors	944,810
Officer Compensation	349,070
Employer Contribution to Pension Plan (See Note 6)	214,800
Payroll Taxes	19,234
Benefit Programs	7,492
Errors Insurance & Fidelity Bonds	30,318
Clearing Expense (See Note 3)	8,337
Regulatory Fees and Expenses	26,582
Office Supplies and Expense	17,957
Postage	3,074
Marketing	20,000
Promotion & Advertising	9,461
Telephone & Communications	5,231
Dues & Subscriptions	2,335
Professional Fees	8,200
Other Operating Expenses	6,177
	1,673,078
Income Before Income Taxes	8,234
Income Tax	2,024
Net Income (Loss)	$ 6,210

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2012

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2011	$23,850	$81,027	$104,877
Net Income	--	6,210	6,210
Balances at October 31, 2012	$23,850	$87,237	$111,087

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2012

Subordinated liabilities at November 1, 2011	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2012	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2012

Operating Activities	
Net Income	$6,210
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized and Unrealized (gain) loss from investments	(6,679)
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(2,527)
Other Receivables	889
Prepaid Expenses	(72)
Deferred Tax Benefit	2,094
Increase (decrease) in liabilities:	
Payable to Brokers	3,734
Accrued Compensation and Benefits	(11,789)
Income Tax Payable	-
Other Payables and Accrued Expenses	(832)
Net Cash Provided (used) in Operating Activities	(8,972)
Investing Activities	
Purchase of Investments	(91,293)
Sale of Investments	88,612
Net cash from (used in) investing activities	(2,681)
Net increase (decrease) in cash	(11,653)
Cash at beginning of year: November 1, 2011	96,372
Cash at end of year: October 31, 2012	$ 84,719

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2012

Note 1 - **Summary of Significant Accounting Policies:**

Business Activities: The Company provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid, including those earned by President/Sole Shareholder.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer funds are not held by Arlingon Securities. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Checking accounts and money market funds are considered cash and cash equivalents. An allowance for doubtful accounts is not considered necessary. Revenues are reported as earned and expenses, including advertising costs, are reported as incurred.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its outside sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Capital Stock: The authorized, issued, and outstanding shares of capital stock at October 31, 2012, consists of Common Stock per value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 2 - **Investments:** All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement. The Company's current investments consist of a level one investment, 88,612 shares of Franklin Money Fund – Class A. These chares are values at $88,612 with a cost of $88,612. The value is determined based on the security's traded value on the relevant exchange as of the last day of the year. No transfers were made to securities classified at a different level of security. This investment is classified as a trading security.

Note 3 - **Agreements with Custodians:** The clearing agreements require compliance with various terms by both parties. No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through Lasalle Street Securities, LLC, on a fully disclosed basis, or placed directly with mutual fund are insurance companies.

Note 4 - **Net Capital Requirements:**
Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2012, Arlington Securities had net capital of $73,594, which was $66,786 in excess of its minimum required net capital of $6,808.

Note 5 - **Securities Investor Protection Corporation:**
Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment for the fiscal year ended October 31, 2012, has been paid.

Note 6 - **Income Taxes:** Arlington Securities was incorporated in Missouri and operates as a C corporation. It is management's intent to pay bonuses and other compensation in such a manner that it will incur minimal or no corporate taxable income and incur no income tax liability. This intent has been consistently applied and no material federal or state income tax obligations have been incurred. The deferred tax benefit reported on the balance sheet is 21% of an unused capital loss of $24,019.

Note 7 - **Pension Plan:**
Arlington Securities has a funded and unfunded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The plan became effective 11/1/01.

The plan was 100% invested in mutual funds and a variable annuity contract on October 31, 2012.

In January 2012 the company filed Form 5310 – Application for Determination of Terminating Plan with the Internal Revenue Service and will terminate the plan and distribute plan assets to covered employees soon after IRS approval.

Note 8 – **Subsequent Events:**
Subsequent events have been evaluated through November 22, 2012, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

Note 9 – **Related Party Transactions:** During the year ended October 31, 2012, Arlington Securities, Inc. paid compensation to the owner of the Company totaling $260,000.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2012

NET CAPITAL	
Total shareholder's equity	$111,087
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	111,087
Additions	0
Total Capital	111,087
Deductions and/or changes	
Total Non-allowable assets	24,201
Net capital before haircuts on securities positions	86,886
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	13,292
Net Capital	$ 73,594
AGGREGATE INDEBTEDNESS	
Liabilities included in Statement of Financial Condition	
Payable to brokers and dealers	$ 21,273
Other accounts payables and accrued expenses	80,845
Less Non Aggregate Indebtedness Liabilities	-
Total aggregate indebtedness	$102,118

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 6,808
Excess net capital	$66,786
Adjusted excess net capital	$63,382
Percentage of Aggregate indebtedness to net capital	139%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2012)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$63,382
Net capital per above	$63,382

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2012

No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC., on a fully disclosed basis, or placed directly with mutual fund and insurance companies.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements